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                               June 19, 2020

       Horacio D. Rozanski
       President and Chief Executive Officer
       Booz Allen Hamilton Holding Corp
       8283 Greensboro Drive
       McLean, Virginia 22102

                                                        Re: Booz Allen Hamilton
Holding Corp
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed June 8, 2020
                                                            File No. 001-34972

       Dear Mr. Rozanski:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed June 8, 2020

       General

   1. We note that there is an exclusive forum provision in the twelfth article of your fifth amended and restated
certificate of incorporation that identifies The Court of Chancery of the State of Delaware
as the sole and exclusive forum for certain enumerated actions, including "derivative
actions." Please disclose the extent to which this provision applies to actions arising
under the Securities Act and/or the Exchange Act. In that regard, we note that Section 27 of
the Exchange Act creates exclusive federal jurisdiction over all suits brought to
enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder,
and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state
courts over all suits brought to enforce any duty or liability created by the Securities Act or
the rules and regulations thereunder. If the provision applies to
                                                        Securities Act claims,
please also revise your disclosure to state that there is uncertainty as to whether a court
would enforce such provision and that investors cannot waive compliance with the
federal securities laws. If the provision does not apply to actions
 Horacio D. Rozanski
Booz Allen Hamilton Holding Corp
June 19, 2020
Page 2
      arising under the Securities Act or the Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will ensure that investors will be informed in future filings that the provision does not apply to actions arising under the Securities Act or the Exchange Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at
(202) 551-3442 with
any questions.



                                                             Sincerely,
FirstName LastNameHoracio D. Rozanski
                                                             Division of
Corporation Finance
Comapany NameBooz Allen Hamilton Holding Corp
                                                             Office of Trade &
Services
June 19, 2020 Page 2
cc:       Matthew E. Kaplan
FirstName LastName